                                      2002
                              THIRD QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                   CALEDONIA

                               Mining Corporation

================================================================================
        UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA, ONTARIO CANADA, L5L 4L9
             TEL: (905) 607-7543                 FAX: (905) 607-9806
                 WORLD WIDE WEB: HTTP://WWW.CALEDONIAMINING.COM

PRESIDENT'S REPORT

RESULTS OF OPERATIONS

SOUTH AFRICA

The re-equipping and stope development in the Taylors section of Barbrook Mines Limited commenced during the quarter and is continuing into the fourth quarter. The mining program is now operative on stope development ore. The underground mining rate will increase to 6,000 tonnes of ore per month early in 2003. The second phase of the development program which allows access to additional stoping areas and provides a platform to explore and to evaluate other stoping areas has been prepared and will follow the current development program. The evaluation of other areas of the mine for early ore production is continuing.

Rehabilitation of the underground, metallurgical plant and surface facilities is progressing well and includes the design and construction of revisions to the metallurgical plant to include the PreOx process developed by Caledonia, the resin gold recovery process developed by MINTEK, and re-establishing of underground facilities such as ladder-ways, services and ventilation circuits.

Delivery of the first underground ore and commissioning of the metallurgical plant will commence during the fourth quarter 2002.

Planning of the second bulk sampling program of the Goedgevonden kimberlite pipe is well advanced and this sampling will commence around year end. The results from this program will dictate the nature of future bulk sampling and exploration programs. Caledonia has also acquired options over portions of two adjacent areas of interest on the farms Eleazar and Buffeldoorn. Over 20 geophysical targets have been identified and these will be followed up by a geophysical gravity survey and loam sampling and will then be drill tested for kimberlites as necessary.

ZAMBIA

Eight holes totalling 1,450 meters were drilled on the Mulonga Plain property during the quarter to test a variety of geophysical anomalies. Drilling will be carried out on the Kashiji Plain licence area in the fourth quarter to test a number of targets. Samples from the Mulonga drilling program are currently undergoing petrographic and geochemical analysis. Caledonia's joint venture partner and operator of the programs, the BHP Entity will use these results to develop future drilling programs for Mulonga.

CANADA

During the quarter, Ashton Mining of Canada ("Ashton") Caledonia's joint-venture partner and operator of the programs, reported diamond results for a 5.83 tonne mini-bulk sample collected from the Potentilla kimberlite in May 2002 by Ashton. Discovered in September 2001, Potentilla is located on the Kikerk Lake property in the Coronation Gulf region of Nunavut.

         MINI-BULK SAMPLE RESULTS

The Potentilla kimberlite contains two phases: an upper kimberlite breccia underlain by hypabyssal kimberlite. The 5.83 tonne mini-bulk sample consisted of
4.48 tonnes of kimberlite breccia and 1.35 tonnes of hypabyssal kimberlite. The previous definition drilling data indicate that Potentilla has maximum surface dimensions of 110 m x 50 m.

Bulk sample results were reported by Ashton on September 16th and are summarized as follows:

SUMMARY OF DIAMOND RESULTS

                                            DIAMONDS           DIAMONDS
                           SAMPLE           RECOVERED          RECOVERED           ESTIMATED DIAMOND
KIMBERLITE                 WEIGHT           (>0.8 mm)          (>1.0 mm)             CONTENT (cpht)
TYPE                      (TONNES)          (CARATS)           (CARATS)           (DIAMONDS > 1.0 mm)
----                      --------          --------           --------           -------------------
Breccia                     4.48              1.07               0.86                    19.20
Hypabyssal                  1.35              0.21               0.16                    11.85
                            ----              ----               ----                    -----
TOTAL                       5.83              1.28               1.02                    17.50

The largest diamond recovered was a 0.34 carat colourless composite crystal with small inclusions and came from the breccia. The second largest diamond, a 0.09 carat stone, was recovered from the hypabyssal phase. A total of 1.02 carats of diamonds larger than 1.00 mm., using a square screen aperture were recovered from the mini-bulk sample. This represents an estimated diamond content of 17.5 carats per hundred tonnes ("cpht").

         KIKERK LAKE PROPERTY SUMMER EXPLORATION PROGRAM

In addition to the collection of the Potentilla mini-bulk sample, the 2002 summer drilling program also focused on the Stellaria kimberlite. Situated approximately 700 m east of the Potentilla kimberlite, Stellaria was discovered in May 2002 by drilling a vertical hole into a geophysical anomaly having approximate surface dimensions of 160 m x 50 m.

In August 2002, a hole was drilled from 40 m northwest of the Stellaria discovery hole at an inclination of 60 degrees from horizontal. After passing through 16 m of glacial overburden and 52 m of dolomitic limestone, the drill intersected 21 m of hypabyssal kimberlite. The drill data suggest that Stellaria may be a 13 metre wide dyke dipping at an angle of 72 degrees to the northwest. Based on indicator mineral and geophysical data, Stellaria has a strike length of less than 400 m.

Approximately 100 kg of core was recovered from the Stellaria drill hole and will be processed for microdiamonds at Ashton's North Vancouver laboratory. Three additional holes were drilled into geophysical anomalies along the linear feature without intersecting kimberlite.

The summer program also included the collection of more than 250 indicator mineral samples in the vicinity of the Stellaria and Potentilla kimberlites to investigate unexplained geophysical and indicator mineral anomalies. The indicator mineral data will assist in identifying priority targets for drilling in early 2003.

Caledonia currently holds a 17.5 percent interest in the Kikerk Lake property. Ashton and Northern Empire Minerals Ltd. hold interests of 52.5 percent and 30 percent respectively. Ashton is the operator of the programs on the Kikerk Lake property.

LIQUIDITY

During the quarter a total of 17,175,000 common share purchase warrants were exercised providing $1.3 million of financing. At the end of the quarter, debt of one million Rand ($139,860) was converted to 1,165,000 common shares of the Corporation and 291,375 common share purchase warrants. The funds raised were used to further reduce debt and finance activity at the Barbrook mine site.

S. E. Hayden
Chairman, President and
Chief Executive Officer
November 8, 2002

                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                       SEPTEMBER 30,   DECEMBER 31,
(UNAUDITED)                                2002           2001
-----------                                ----           ----
ASSETS
CURRENT
  CASH AND SHORT TERM DEPOSITS           $   1,398      $      90
  ACCOUNTS RECEIVABLE                          118             89
  PREPAID EXPENSES                               5              5
                                         ---------      ---------
                                             1,521            184
INVESTMENT (NOTE 1)                             79              -
CAPITAL ASSETS                               7,610          7,424
MINERAL PROPERTIES                          17,424         17,365
                                         ---------      ---------
                                         $  26,634      $  24,973
                                         ---------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
  ACCOUNTS PAYABLE                       $   1,550      $   1,604
  LOAN PAYABLE                                  67          1,097
                                         ---------      ---------
                                             1,617          2,701
PROVISION FOR SITE RESTORATION               1,026          1,026
NON-CONTROLLING INTEREST                       785            787
                                         ---------      ---------
                                             3,428          4,514
                                         ---------      ---------

SHAREHOLDERS' EQUITY
  SHARE CAPITAL (NOTE 2)                   148,106        143,986
  DEFICIT                                 (124,900)      (123,527)
                                         ---------      ---------
                                            23,206         20,459
                                         ---------      ---------
                                         $  26,634      $  24,973
                                         =========      =========

ON BEHALF OF THE BOARD:

________________________    DIRECTOR
(SIGNED) J. JOHNSTONE

________________________    DIRECTOR
(SIGNED) F. C. HARVEY

                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                    THREE MONTH PERIOD             NINE MONTH PERIOD
                                    ENDED SEPTEMBER 30,           ENDED SEPTEMBER 30,
(UNAUDITED)                         2002           2001           2002           2001
-----------                         ----           ----           ----           ----
DEFICIT, BEGINNING OF PERIOD     ($124,364)     ($122,812)     ($123,527)     ($122,332)

NET (LOSS) FOR THE PERIOD             (536)          (465)        (1,373)          (945)
                                 ---------      ---------      ---------      ---------
DEFICIT, END OF PERIOD           ($124,900)     ($123,277)     ($124,900)     ($123,277)
                                 =========      =========      =========      =========

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                            THREE MONTH PERIOD        NINE MONTH PERIOD
                                            ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
(UNAUDITED)                                  2002         2001         2002         2001
-----------                                  ----         ----         ----         ----
REVENUE AND OPERATING COSTS
  REVENUE FROM SALES                        $    2       $   11       $   32       $   44
  OPERATING COSTS                              143          149          346          162
                                           -------      -------      -------      -------
GROSS PROFIT (LOSS)                           (141)        (138)        (314)        (118)
                                           -------      -------      -------      -------
EXPENSES
  GENERAL AND ADMINISTRATIVE                   472          257        1,060          779
  INTEREST                                       -           26           24           64
  OTHER EXPENSE (INCOME)                       (77)          44          (23)         (16)
                                           -------      -------      -------      -------
                                               395          327        1,061          827
                                           -------      -------      -------      -------
(LOSS) BEFORE NON-CONTROLLING INTEREST        (536)        (465)      (1,375)        (945)
  NON-CONTROLLING INTEREST                       -            -           (2)           -
                                           -------      -------      -------      -------
NET (LOSS) FOR THE PERIOD                  ($  536)     ($  465)     ($1,373)     ($  945)
                                           -------      -------      -------      -------
(LOSS) PER SHARE
  BASIC                                    ($0.003)     ($0.003)     ($0.008)     ($0.006)
                                           =======      =======      =======      =======

                          CALEDONIA MINING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                       THREE MONTH PERIOD         NINE MONTH PERIOD
                                                       ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
(UNAUDITED)                                            2002         2001          2002         2001
-----------                                            ----         ----          ----         ----
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  NET (LOSS) FOR THE PERIOD                           ($  536)     ($  465)     ($1,373)     ($  945)
ITEMS NOT INVOLVING CASH                                    -            -           (2)           -
                                                      -------      -------      -------      -------
                                                         (536)        (465)      (1,375)        (945)
CHANGES IN NON-CASH WORKING CAPITAL                      (169)        (264)         (83)         (98)
                                                      -------      -------      -------      -------
                                                         (705)        (729)      (1,458)      (1,043)
                                                      -------      -------      -------      -------

INVESTING ACTIVITIES
  PURCHASE OF INVESTMENT (NOTE 1)                           -            -          (79)           -
  CAPITAL ASSETS AND MINERAL PROPERTIES                  (205)          51         (245)          51
                                                      -------      -------      -------      -------
                                                         (205)          51         (324)          51
                                                      -------      -------      -------      -------

FINANCING ACTIVITIES
  LOAN PAYMENT                                              -            -       (1,030)           -
  SHARES ISSUED - NET OF ISSUE COSTS (NOTE 2)           1,448          668        4,120          960
                                                      -------      -------      -------      -------
                                                        1,448          668        3,090          960
                                                      -------      -------      -------      -------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                538          (10)       1,308          (32)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD            860           53           90           75
                                                      -------      -------      -------      -------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $1,398       $   43       $1,398       $   43
                                                      =======      =======      =======      =======

                          CALEDONIA MINING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)

CERTIFICATION

The Chief Executive Officer and the Vice President Finance confirm the veracity and soundness of these financial and operating results and have provided the board of directors with confirmation supporting this.

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. Actual results could differ from those estimated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

FINANCIAL DISCLOSURE NOTE

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. The interim consolidated financial statements should be read in conjunction with the year end 2001 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

CHANGE IN ACCOUNTING POLICY - STOCK-BASED COMPENSATION

The Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation expense effective January 1, 2002 on a prospective basis. Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic method of accounting for stock options granted to directors, officers and employees whereby no compensation expense is recorded in the financial statements when stock options are granted if the exercise price of the stock options are granted at market value. Any consideration paid by directors, officers and employees on exercise of stock options or purchases of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information in the Share Capital note which follows.

1.       INVESTMENT

         On May 9, 2002 the Company participated in a private placement of Motapa Diamonds Inc. in an amount of $50,000 US ($79,000 Canadian). Motapa Diamonds Inc. is the Company's joint venture partner on the Mulonga Plain diamond exploration project in Zambia.

2.       SHARE CAPITAL

         Issued and Outstanding

         On April 12, 2002 the Company completed a private placement for $2,672,000 net of $328,000 of share issue costs. The issue price was $0.145 per unit, each unit being comprised of one common share and one half common share purchase warrant exercisable at $0.195 per whole common share purchase warrant for a period of two years from the issue date. A total of 20,689,655 shares were issued pursuant to the private placement.

         During the third quarter 17,175,000 common share purchase warrants were exercised. A total of 17,175,000 common shares were issued for proceeds of $1,309,115. In addition, a convertible loan in the amount of $139,860 was converted to 1,165,000 common shares.

         As of September 30, 2002 the Company has 204,232,270 common shares outstanding (December 31, 2001 - 165,202,115). The basic loss per share has been calculated based upon a weighted number of common shares outstanding as follows:

For the year to date period ended September 30, 2002       -        182,095,324
For the quarter period ended September 30, 2002            -        197,564,759

         Stock Options

         Options to purchase common shares have been granted to directors, officers, employees and consultants at exercise prices determined by reference to the market value on the date of grant. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2002, the Company has stock options outstanding for the purchase of 12,750,800 common shares (as at December 31, 2001 - 2,565,800 common shares). All of the options outstanding are exercisable. Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors, officers and employees, using the fair value method, is disclosed as pro-forma information.

         The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at September 30, 2002.

Risk-free interest rate                              3.63%
Expected dividend yield                               nil
Expected stock price volatility                        40%
Expected option life in years                           3

The pro-forma effect on net loss and loss per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors, officers and employees using the fair value method is as follows:

Net loss for the period
   Reported                 $1,373,000
   Compensation expense        754,000
                            ----------
   Pro-forma                $2,127,000
                            ==========

Basic loss per share
   Reported                 $    0.008
   Pro-forma                $    0.012

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

As of September 30, 2002, the Company has outstanding warrants to purchase an aggregate of 12,185,366 common shares.

CORPORATE DIRECTORY

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(September 30, 2002)
Authorized: Unlimited
number of common shares
Issued Common Shares: 204,232,270
Warrants: 12,185,366
Options: 12,680,800

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com